AllianceBernstein National Municipal Income Fund N SAR April 30, 2009

811-10573

Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of AllianceBernstein National Municipal
 Income Fund, Inc. (the Fund) was held on March 31, 20009. A Description of the proposal and number of shares voted at the Meeting are as follows:


Voted For	Authority Withheld
To elect three Directors for a term of two or three years and until his successor is duly elected and qualifies.

Class Two (term expires 2011)
Robert M. Keith			25,342,123	1,160,239

Class Three (term expires 2012)
Garry L. Moody			25,254,972	1,247,389
Marshall C. Turner		25,250,493	1,251,869
Earl D. Weiner			25,176,432	1,325,929